NetWire LLC
Statement of Comprehensive Income
(Unaudited)

	For the Period June 22, 2022 (Inception) to December 31, 2022
Revenue	$ -
Expenses:	
Consulting expense	1,300,000
Total expenses	1,300,000
Net loss before taxes	(1,300,000)
Income tax expense	-
Net loss before taxes	$ (1,300,000)